06006638

AB 3/27/06

KY 3/29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 28 2006

SEC FILE NUMBER
8- 45497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED RESOURCES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Jefferson Boulevard
(No. and Street)

Warwick	RI	02888
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Wright (401) 941-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Blvd., Suite 400,	Warwick	RI	02888
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George E. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Resources LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

George E Wright
Signature

Member
Title

Maryann Wagner #9773
Notary Public mce 6-12-09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- * ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Exempt under Rule 15c-3-3(k)2(b) - No customer accounts.

Diversified Resources LLC

Financial Statements

For the Year Ended December 31, 2005

Table of Contents

	Page
Independent Auditors' Report	1
Balance Sheet	2
Statement of Income	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Independent Auditors' Report on Additional Information	9
Additional Information	10
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	13

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

Independent Auditors' Report

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

We have audited the accompanying balance sheet of Diversified Resources LLC as of December 31, 2005 and the related statements of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Resources LLC at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 27, 2006

Diversified Resources LLC
Balance Sheet
December 31, 2005

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash and cash equivalents (Note 2)	$14,040	$	$14,040
12b(1) fees receivable		9,614	9,614
Commissions receivable	1,222		1,222
Management fees receivable (Note 6)		111,113	111,113
Prepaid expense	6,292		6,292
Total current assets	21,554	120,727	142,281
Property and equipment, net (Note 3)		15,732	15,732
Other assets:			
Securities available for sale (Note 4)	75,215	96,634	171,849
Organization costs, net of $1,000 in accumulated amortization	--	--	--
Total other assets	75,215	96,634	171,849
Total assets	$96,769	$233,093	$329,862

Liabilities and Member's Capital

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accrued expenses	$ 6,487	$	$ 6,487
Employee withholdings	886		886
Total current liabilities	7,373		7,373
Member's capital (Note 5)	89,396	233,093	322,489
Total liabilities and member's capital	$96,769	$233,093	$329,862

See independent auditors' report and accompanying notes.

Diversified Resources LLC
Statement of Income
For the Year Ended December 31, 2005

Revenue:	
Securities commissions	$ 47,999
Investment management fees (Note 6)	417,104
Variable products commissions	44,452
Dividend and interest income	1,821
Gain realized on sales of securities available for sale	17,489
Total revenue	528,865
Expenses:	
Amortization	200
Automobile expenses	17,394
Charitable contributions	545
Commissions	29,905
Continuing professional education	1,838
Depreciation	4,093
Employee benefits	1,525
Employee pension contribution (Note 7)	8,783
Entertainment	4,508
General insurance	475
Licenses, registrations and dues	5,520
Marketing	8,712
Member's pension (Note 7)	42,000
Office expenses	13,048
Payroll	52,456
Payroll taxes	4,029
Professional fees	7,408
Professional liability insurance	7,545
Rent (Note 8)	18,000
Taxes - other	606
Telephone	4,735
Utilities	2,280
Total expenses	235,605
Net income	$293,260

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2005

Member's capital, beginning of the period	$188,459
Comprehensive income:	
Net income	293,260
Accumulated other comprehensive income:	
Unrealized holding gains on securities available for sale (Not tax affected. See Note 2)	70,448
Total comprehensive income	363,708
Add: member's capital contributions	63,712
Less: member's distributions	293,390
Member's capital, end of the period	$322,489

See independent auditors' report
and accompanying notes.

Diversified Resources LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$293,260
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	200
Depreciation	4,093
Gain realized on sales of securities available for sale	(17,489)
Increase (decrease) in cash from changes in assets and liabilities:	
12b(1) fees receivable	(3,577)
Commissions receivable	973
Management fees receivable	(15,491)
Prepaid expense	(6,292)
Accrued expenses	549
Employee withholdings	(67)
Total adjustments	(37,101)
Net cash provided by operating activities	256,159
Cash flows from investment activities:	
Purchase of property and equipment	(9,573)
Purchases of securities available for sale	(57,293)
Sales of securities available for sale	42,256
Net cash used in investment activities	(24,610)
Net cash provided by (used in) financing activities:	
Member's distributions	(293,390)
Member's capital contribution	63,712
Net cash used in financing activities	(229,678)
Increase in cash	1,871
Cash and cash equivalents, beginning of the year	12,169
Cash and cash equivalents, end of the year	$14,040

See independent auditors' report
and accompanying notes.

1. Business Activity

Operated as a limited liability company organized as of the January 1, 2001 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 031346) along with placement of variable annuities and variable life insurance policies. The LLC is a member of the National Association of Securities Dealers (NASD). The financial statements present a combination organization of a broker dealer and a registered investment advisor (see Note 6). The majority of activity arises from Southeastern New England.

2. Summary of Significant Accounting Policies

<u>Handling Customers' Funds</u>

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, i.e., not held beyond overnight, and do not enter the accounts of the LLC. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies.

<u>Cash and Cash Equivalents</u>

The LLC considers all investments in short-term money market accounts and similar mutual funds to be cash equivalents, along with all short-term debt securities purchased with a maturity of three months or less.

<u>Amounts Receivable</u>

Both commissions and fees receivable are recorded at the amount the LLC expects to collect on balances outstanding at December 31, 2005.

<u>Investments</u>

All securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) cost method, or for mutual funds, the average cost basis, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

<u>Revenue Recognition</u>

Commission income from securities transactions, investment management fees and variable contracts is recorded on a trade date basis, or when earned.

<u>Advertising</u>

The Company expenses all advertising when incurred. There was no advertising expenditure during the year ended December 31, 2005.

<u>Amortization</u>

Organization costs have been amortized on a straight-line basis over 60 months starting January 1, 2001. They are now fully amortized.

See independent auditors' report.

2. Summary of Significant Accounting Policies (continued)

Depreciation

Depreciation is computed using the straight-line method over useful lives of 5 to 7 years.

Income Taxes

Federal income taxes are not payable by, or provided for, the LLC. The sole member is taxed individually on the LLC's earnings; accordingly, the financial statements do not contain a provision for federal and state income taxes.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and Equipment

Property and equipment, stated at cost, consisted of the following at December 31, 2005:

Office equipment	$22,021
Furniture and fixtures	14,339
Software	1,100
	37,460
Less accumulated depreciation	21,728
	$15,732

4. Securities Available for Sale

	Cost	Fair Value	Unrealized Holding Gain
Common stock, with restricted endorsement, of the NASDAQ Stock Market, Inc.	$48,340	$66,842	$18,502
Common stock, without restricted endorsement, of the NASDAQ Stock Market, Inc.	12,400	35,180	22,780
Warrants, with restricted endorsement, of the National Association of Securities Dealers, Inc. to purchase shares of common stock of the NASDAQ Stock Market, Inc.	6,650	29,792	23,142
Mutual funds	34,011	40,035	6,024
	$101,401	$171,849	$70,448

5. Net Capital and Reserve Requirements

As a registered broker and dealer in securities, the LLC is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the LLC maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2005, the LLC had a net capital of $78,114, which was $73,114 in excess of its required net capital of $5,000. At December 31, 2005, the LLC's aggregate indebtedness to net capital ratio was 9.4 to 1.

6. Fee Only Services

Since 1993, Diversified Resources LLC has been a Registered Investment Advisor (RIA). The RIA's purpose is to offer fee based asset management to its clients. (See Note 1) For the period ended December 31, 2005 the LLC, as RIA, exclusively used SEI Investments, which offers no load mutual funds in Asset Allocation models. Clients of the LLC make their checks payable only to SEI Trust Company. The LLC does not accept checks made out to itself, nor does it accept cash.

7. Pension Plan

The LLC's member maintains a SEP IRA plan which includes employees. The amount of annual contributions is at the discretion of management. Of the $57,783 annual 2005 contribution, $2,283 is in accrued expenses at December 31, 2005.

8. Related Party Transaction

The LLC rents its office space from its member on a month-to-month basis. During 2005, the LLC paid $18,000 in rent.

9. Operating Lease

The LLC leases a vehicle with a remaining term of 27 months. Under this leasing arrangement, the corporation pays the property taxes, insurance, and other related expense on the leased vehicle. Total minimum lease expense was $16,363 for the year ended December 31, 2005.

Minimum future obligations on the operating lease in effect December 31, 2005 are:

2006	$12,396
2007	12,396
2008	3,099
	$27,891

10. Subsequent Events

For the period January 1, 2006 to February 27, 2006, the LLC distributed $55,000 to its member.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

We have audited the accompanying financial statements of Diversified Resources LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated February 27, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computations of net capital, basic net capital requirement and aggregate indebtedness (additional information) of Diversified Resources LLC as of December 31, 2005 included in the accompanying prescribed form is presented for purposes of complying with the rules and regulations of the Securities and Exchange Commission (SEC) and are not intended to be a complete presentation of the LLC member's capital and changes in member's capital and is not a required part of the basic financial statements.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, presents fairly, in all material respects, the computations of net capital, basic net capital requirements, and aggregate indebtedness, in relation to the basic financial statements taken as a whole in accordance with the requirements of the SEC, which differ from accounting principles generally accepted in the United States of America. Accordingly, this additional information in prescribed form is not designed for those who are not informed about such differences.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 27, 2006

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$322,489
2. Deduct ownership equity not allowable for Net Capital			
3. Total ownership equity qualified for Net Capital			
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			
B. Other (deductions) or allowable credits (List)			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	-
5. Total capital and allowable subordinated liabilities			322,489
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		233,093 [3540]	
B. Secured demand note deficiency		[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D. Other deductions and/or charges		[3610]	233,093
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	-0-
8. Net capital before haircuts on securities positions			89,396
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		11,282 [3734]	

Note: Differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2005. The reconciliation is on Page 11.

E. Other (List)

	[3736A]		[3736B]
	[3736C]		[3736D]
	[3736E]		[3736F]
		0 [3736]	11,282 [3

10. Net Capital — $ 78,114 [3

Note: Differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2005. The reconciliation is as follows:

Net capital as reported	$95,990
Added: Cash equivalents	608
Added: Prepaid assets	6,292
Subtracted: Liabilities	2,283
Subtracted: Property and equipment	22,493
	$78,114

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	492 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	73,114 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	77,377 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		7,373 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	-0- [3830]
19.	Total aggregate indebtedness		7,373 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 9.4 [3850]

OTHER RATIOS

Note: Differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2005. See reconciliation items in the computation of net capital.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

George E. Wright, Member
Diversified Resources LLC
70 Jefferson Boulevard, Suite 201
Warwick, RI 02888

In planning and performing our audit of the financial statements of Diversified Resources LLC for the year ended December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the LLC including the tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the LLC is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors on a financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 27, 2006